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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

HIA, INC.
(Name of Subject Company (issuer))

HIA, INC.
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

404192106
(CUSIP Number of Class of Securities)

ALAN C. BERGOLD
PRESIDENT
HIA, INC.
4275 FOREST STREET
DENVER, COLORADO 80216
(303) 394-6040
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

ANDREW L. BLAIR, JR., ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on September 15, 2003 relating to a tender offer by HIA Inc., a New York corporation, to purchase up to 1,000,000 shares of common stock, par value $.01 per share, at a price of $.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the offer to purchase dated September 15, 2003 and the related letter of transmittal.

ITEM 4. TERMS OF THE TRANSACTION.

  General

        The offer to purchase and withdrawal rights expire at 5:00 p.m., Mountain Time, on October 13, 2003, unless the offer is extended in accordance with Section 14 of the offer to purchase. Although October 13 is Columbus Day, Computershare Trust Company, Inc., the depositary for the offer, will be open and available to accept tendered shares through and including that day.

  Conditions of the Offer

        The following parenthetical is hereby deleted from each place where it appears in Section 7 of the offer to purchase: "(except for the condition set forth in subparagraph (g) which shall be at or before the time when we have accepted for payment all shares validly tendered)."

        The first sentence in the penultimate paragraph of Section 7 of the offer to purchase is deleted in its entirety and is replaced with the following: "As of August 14, 2003, we had $2,677,000 in available borrowings under our existing line of credit."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The following new paragraph is hereby added after the fourth paragraph of Section 9 of the offer to purchase:

          In addition to HIA, the following entities are parties to our loan agreement with the Bank: CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. All of these entities are direct or indirect wholly-owned subsidiaries of HIA that conduct various aspects of our business operations.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

October 7, 2003	HIA, INC.
	By:	/s/ ALAN C. BERGOLD Alan C. Bergold President

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
SIGNATURE